UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

JAVELIN MORTGAGE INVESTMENT CORP.

(Name of Subject Company)

JAVELIN MORTGAGE INVESTMENT CORP.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 47200B104

(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963 (317) 262-4666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), with the Securities and Exchange Commission on March 8, 2016 (as amended from time to time, the “Schedule 14D-9”), relating to the tender offer by JMI Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation, to purchase all of the issued and outstanding Shares, at a per share price equal to an amount in cash per share equal to 87% of the book value per Share (as calculated in accordance with the Merger Agreement), as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Offer, which we currently anticipate to be March 18, 2016, net to the holders thereof, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2016, and the related Letter of Transmittal, copies of which were filed with the Schedule 14D-9 and incorporated by reference therein as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1.  Capitalized terms used in this Amendment No. 1 without definition shall have the meanings specified in the Schedule 14D-9.

Item 8.  Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection to Item 8 following the paragraph under the heading entitled “Information Regarding Golden Parachute Compensation”:

Litigation Relating to the Offer and the Merger

Following the announcement of the Merger Agreement, the following actions relating to the Offer and the Merger were commenced.

Lenell Action

On March 8, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Lenell v. Javelin Mortgage Investment Corp., et al., Case No. 2016 CA 000164, was filed in the Circuit Court of the Nineteenth Judicial Circuit in and for Indian River County, Florida (the “Lenell Action”) against the Company, the individual members of the Board (the “Individual Defendants”), ARMOUR, ACM and Acquisition.  The complaint generally alleges that the Individual Defendants breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing in connection with the Offer and Merger, claiming, among other things, that the Individual Defendants failed to take steps to maximize the value of the Company to its public stockholders; failed to properly value of the Company; ignored or failed to protect against conflicts of interest; and failed to disclose all material information about the Transactions.  The complaint also alleges that the Company, ARMOUR and ACM aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Lenell Action is properly maintainable as a class action; declaring and decreeing that the Merger Agreement is unlawful and unenforceable because it was purportedly entered into in breach of the fiduciary duties of the Individual Defendants; enjoining the consummation of the Merger; directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s stockholders; rescinding, to the extent already implemented, the Merger or any of the terms thereof; awarding the plaintiff the costs and disbursements, including reasonable attorneys’ fees and expenses, of the action; and granting such other and further equitable relief as the Court may deem just and proper.  The Company and the other defendants believe the Lenell Action lacks merit and intend to vigorously defend the action.

On March 9, 2016, the Company and the other defendants, through counsel, delivered to the plaintiff’s counsel written demand for the withdrawal of the Lenell Action on the basis that the Bylaws contain an exclusive forum selection provision that designates the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division (the “Exclusive Forum”) as “the sole and exclusive forum” for, among other things, “any action asserting a claim of breach of any duty owed by any director or officer or other employee of the [Company] to the [Company] or to the stockholders of the [Company]” and that, therefore, the Lenell Action was improperly filed in the Circuit Court of the Nineteenth Judicial Circuit in and for Indian River County, Florida.  As of March 10, 2016, the plaintiff had not withdrawn his complaint.  The Company and the Individual Defendants, in their capacities as directors and officers of the Company, intend to file a motion seeking the dismissal of the Lenell Action against them on the basis of the Exclusive Forum provision.  The Company and the Individual Defendants may be unsuccessful in their efforts to obtain the dismissal of the Lenell Action against them on such basis.  Even if the Company and the Individual Defendants are successful in such efforts, the plaintiff may seek to file a substantially similar complaint against them in the Exclusive Forum.

Stourbridge Action

On March 8, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Stourbridge Investments Ltd. v. Daniel C. Staton, et al., Case No. 24C16001542, was filed in the Circuit Court for Baltimore City, Maryland (the “Stourbridge Action”) against the Individual Defendants, the Company, ARMOUR and Acquisition. The complaint generally alleges that the Individual Defendants breached their fiduciary duties of care, good faith, loyalty and candor in connection with the Offer and Merger, claiming, among other things, that the Individual Defendants failed to properly value the Company; failed to take steps to maximize the value of the Company to its public stockholders and took steps to avoid competitive bidding and to give ARMOUR an unfair advantage by failing to adequately solicit other potential acquirors or alternative transactions; failed to provide the Company’s stockholders with material information; and erected unreasonable barriers to other third-party bidders.  The complaint also alleges that the Company and ARMOUR aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Stourbridge Action is properly maintainable as a class action and certifying the plaintiff as class representative; enjoining the consummation of the Merger; awarding the plaintiff the costs and disbursements, including reasonable attorneys’ fees and expenses, in such action; and granting such other and further equitable relief as the Court may be just and proper.  The Company and the other defendants believe the Stourbridge Action lacks merit and intend to vigorously defend the action.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 10, 2016

JAVELIN MORTGAGE INVESTMENT CORP.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer, Duly Authorized Officer, Treasurer and Secretary

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